Mail Stop 3561

November 8, 2007

John C. Textor, Chief Executive Officer
BabyUniverse, Inc.
150 South U.S. Highway One, Suite 500
Jupiter, FL 33477

      Re: BabyUniverse, Inc.
               Amendment No. 1 to Registration Statement on Form S-3
               Filed October 10, 2007
               File No. 333-144430

Dear Mr. Textor:

      We have limited our review of your filing to those issues we have addressed in our comments. Where indicated, we think you should revise your document in response to our comment. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.

Selling Shareholders, page 6

1. We note your response to comment 1 in our letter dated August 6, 2007, however, we are still unable to determine the amount you have registered for resale. Specifically, the amounts you have registered for Janus Investment Fund, Janus Capital Funds and Small Cap Growth Portfolio do not appear to be consistent with the amounts that were issued pursuant to the terms of the Stock Purchase Agreement filed as Exhibit 99.3 to this registration statement. Specifically, it would appear that a total of 351,563 shares should be registered at this time, with 507,812 shares to be issuable to these shareholders at the consummation of the merger with eToys Direct pursuant to this Stock Purchase Agreement, with an additional 218,979 shares issuable pursuant to a Stock Purchase Agreement executed subsequently. You have registered 382,880 shares at this time. Please advise as to how you have arrived at this amount.

Incorporation of Certain Documents by Reference, page 10

2. Please update your documents incorporated by reference to include your recently filed Form 8-K filed on October 18, 2007.

Exhibit 5.1

3. The legal opinion states that the shares were, when issued, validly issued, fully paid and non-assessable. Counsel must opine that the shares when sold will be validly issued, fully paid and non-assessable.   Please revise.

***

As appropriate, please amend your registration statement in response to our comment. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comment and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comment.

You may contact Scott Anderegg, Staff Attorney, at (202) 551-3342 or Mara Ransom, Legal Branch Chief, at (202) 551-3264 or me at (202) 551-3720 with any questions.

Sincerely,

H. Christopher Owings
Assistant Director

cc: Brian A. Sullivan, Esq.
          Sullivan & Triggs, LLP